June 18, 2024

VIA EDGAR

Kibum Park

Isabel Rivera

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ExcelFin Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 12, 2024
File No. 001-40933

Dear Mr. Park:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated June 17, 2024 (the “Comment Letter”), regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed by ExcelFin Acquisition Corp. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on June 12, 2024.

The Company has filed today Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 1. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 1.

Risk Factors, page 15

1.	Comment: We note that you are seeking to extend your termination date to December 25, 2024, which is a date that is 38 months from your initial public offering. Since Section IM-5101- 2 of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement, please disclose that your proposal to extend your termination date beyond 36 months does not comply with this rule and describe the risks of your non-compliance, including that your shares may be subject to suspension and delisting from Nasdaq.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 15 of Amendment No. 1 in response to the Staff’s comment to add a risk factor addressing the possibility of delisting from Nasdaq if the Company does not close an initial business combination by October 25, 2024.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (713) 354-4900.

Sincerely,

/s/ Bill Nelson
Bill Nelson